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MAR 29 2016
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SI 16002096 N

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Five 9 Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16400 Ventura Blvd., Suite 304
(No. and Street)

Encino	CA	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur E. Raitano 415-793-1864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Arthur E. Raitano________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five 9 Securities, LLC________________________, as of December 31________________, 2015______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

YANG Y. RHO
Commission # 2018927
Notary Public - California
San Bernardino County
My Comm. Expires Apr 11, 2017

Signature

C.E.O. / C.F.O.

Title

Notary Public 3/28/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Five 9 Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Five 9 Securities, LLC
16400 Ventura Blvd., Suite 304
Encino, CA 91436

Report on the Financial Statements

I have audited the accompanying financial statements of Five 9 Securities, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five 9 Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2016

Nathan T Tuttle, CPA

Five 9 Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

	2015
Assets	
Current assets	
Cash	$ 373,831
Prepaid expenses	4,879
Total current assets	378,710
Noncurrent assets	
Software	2,371
Total noncurrent assets	2,371
Other assets	
Goodwill	45,223
Total other assets	45,223
Total assets	426,304
Liabilities and member's equity	
Current liabilities	
Accrued commissions	$ 213,303
Accounts payable	16,617
Accrued expenses	21,910
Total liabilities	$251,830
Member's equity	$ 174,474
Total liabilities and members equity	$ 426,304

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

	2015
Revenues	
Financial advisory fees	$ 30,000
Success fees	269,701
Other revenue	14,696
Total revenue	314,397
Cost of revenues	265,038
Gross profit	49,359
Operating expenses	
Professional services	25,913
Travel, meals and entertainment	339
Supplies	1,532
Information technology	17,041
Telephone	659
Licenses and fees	11,110
Depreciation	333
Bank charges	103
Total operating expenses	57,030
Net income	$ (7,671)

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

	2015
Net income	($7,671)
Adjustments to reconcile net income to	
net cash provided by (used in) operating activities:	
Prepaid expenses	(1,839)
Accounts payable	14,918
Accrued expenses	231,108
Net cash provided by (used in) operating activities	236,516
Investing activities	
Computers, furniture and equipment	(1705)
Depreciation	333
Net cash provided by (used in) investing activities	(1372)
Financing activities	
Contributions from members	108,000
Net cash provided by financing activities	108,000
Net increase (decrease) in cash and equivalents	343,144
Cash and equivalents at beginning of period	30,687
Cash and equivalents at end of period	$ 373,831

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

	2015
Beginning member's equity	$ 28,922
Net income (loss)	(7,671)
Goodwill	45,223
Paid in capital	108,000
Ending member's equity	$ 174,474

The accompanying notes are an integral part of these financial statements.

NOTE 1 – General

On December 8, 2015, BLP Advisors, LLC, was acquired by Five 9 Holdings, LLC, a Delaware company. BLP Advisors, LLC filed a Certificate of Amendment with the State of Delaware on December 11, 2015, changing the name of BLP Advisors, LLC to Five 9 Securities, LLC ("the Company"). The continuing membership application filed by BLP Advisors, LLC pursuant to NASD Rule 1017, with regards to the change of ownership, was granted February 9, 2016.

The Company engages in Private Placements of Securities and Merger & Acquisition Advisory Services. The Company has offices located at 135 East 57th Street 24th Floor, New York, NY 10022, and it maintains its principal office at 16400 Ventura Blvd. Suite 304, Encino CA 91436.

NOTE 2 – Summary of Significant Accounting Policies

A. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable
Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account for uncollectable receivables or bad debt.

D. Depreciation
The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

Depreciation expense for the 2015 year end was $333, which fully depreciated all furniture and equipment.

E. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months of less to be cash equivalents. At December 31, 2015, the Company had no cash equivalents.

F. Advertising
The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the year ended December 31, 2015.

NOTE 3 – Income Tax Matters

The Company is a Limited Liability Company (LLC), of which 100 % of the Membership interest is owned by Five 9 Holdings, LLC. As an LLC the Company is not federally taxable entity, however, it is still liable for certain state taxes.

The Company's year-end financial statements for the period covered hereby revealed no uncertain tax positions that would have a material effect on the financial statements. The evaluation on the Company's tax returns is subject to possible examination by taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective return's filing deadlines.

NOTE 4 – Concentration of Credit Risk

Cash includes petty cash, if any, and deposits held in commercial bank accounts. Cash in these accounts at times could exceed the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

NOTE 5 – Subsequent Events

Subsequent events have been evaluated through February 27, 2016, which is the date the financial statements were available to be issued, and no material events occurred that would require the Company to change its financial statements or these footnotes.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total Stockholder's Equity	$ 174,474
Non-Allowable Assets	52,473
Total Securities Charges	-
Net Allowable Capital	$ 122,001

Computation of Net Capital Requirement

Minimum Dollar Net Capital Required as a Percentage of Aggregate Indebtedness	$ 16,797
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 16,797
Excess Net Capital	$ 105,204

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 251,830
Percentage of Aggregate Indebtedness to Net Capital	206.42%

Computation of Reconciliation of Net Capital - Amended FOCUS IIA to Audited Report

Net Capital Computed and Reported on Amended FOCUS IIA as of	December 31, 2015	$ 122,001
Adjustments		
Increase (Decrease) in Equity		-
(Increase) Decrease in non-allowable assets		-
(Increase) Decrease in Securities Charges		-
Net Capital per Audit		$ 122,001
Reconciled Difference		-

Computation of Reconciliation of Net Capital - Original FOCUS IIA to Amended FOCUS IIA

Net Capital Computed and Reported on Original FOCUS IIA filing as of	December 31, 2015	$ 139,001
Adjustments		
Increase (Decrease) in Equity		(17,000)
(Increase) Decrease in non-allowable assets		-
(Increase) Decrease in Securities Charges		-
Net Capital Computed and Reported on Amended FOCUS IIA filing as of		$ 122,001
Reconciled Difference		-

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $122,001 which was $105,204 in excess of its required net capital of $16,797. The Company's net capital ratio was 206.42%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); Special Account for the Exclusive Benefit of customers maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year-ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Five 9 Securities, LLC
16400 Ventura Blvd., Suite 304
Encino, Ca 91436
415-793-1864

February 27, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr. , Ste. 720
Sugar Land, Texas 77478
Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Five 9, Securities, LLC,

1-Claims exemption 15c3-3(k)(2)(i) from 15c3-3; (Possession and Control)

2-We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3 below;

3-We have no exceptions to report this fiscal year.

Regards,

Arthur E. Raitano
CEO/CFO
Five 9, Securities, LLC

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

February 27, 2016

Arthur E. Raitano
Five 9 Securities, LLC
16400 Ventura Blvd., Suite 304
Encino, CA 91436

Dear Arthur E. Raitano:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Five 9 Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Five 9 Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Five 9 Securities, LLC stated that it has met the exemption provision, 15c3-3(k)(2)(i) from 15c3-3, throughout the most recent fiscal year without exception. Five 9 Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Five 9 Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 27, 2016